May 12, 2009

Mr. David R.E. Hale
President and Chairman
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, NY 11735

     Re: **International Smart Sourcing, Inc.**
            Preliminary Information Statement on Schedule 14C
            Filed on February 26, 2009 and amended on March 25, 2009 and
            April 20, 2009
            File No. 001-14753

Dear Mr. Hale:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Network I Financial Securities, Inc. ("NETW")

Consolidation of Variable Interest Entities, page C-9

1.   We have read and considered your response to comment three. With respect to the guarantee of Shark Rivers' mortgage obligation provided by Richard Hunt and William Hunt, explain how you considered these guarantees in identifying the primary beneficiary of Shark Rivers under paragraph 17c of FIN 46R.

Pro Forma Condensed Combined Financial Statements, page D-1

2.   We have read and considered your response to comment four. We note your analysis in concluding that Advisors and Assurance will still qualify as VIEs. While we understand that post-merger the agreements with "Advisors" and "Assurance" is not exclusive and NETW is in a position to negotiate with third parties if available, please clarify what activities will be taken by Advisors and Assurance to create a revenue stream separate from NETW. Otherwise clarify how you determined that cash flows from NETW would not be integral to financing the operations of these variable interest entities post-merger. Consider expanding your disclosures accordingly.

# # # #

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R.E. Hale
President and Chairman
International Smart Sourcing, Inc.
May 12, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Kristin J. Angelino, Esq.
        Gerston Savage LLP
        Via facsimile (212) 980-5192